UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

SSR MINING INC.
(Exact name of the registrant as specified in its charter)

British Columbia
(State or Other Jurisdiction of Incorporation
British Columbia
(State or Other Jurisdiction of Incorporation)

001-35455
(Commission File Number)

98-0211014
(I.R.S. Employer Identification No.)

6900 E. Layton Ave., Suite 1300, Denver, Colorado USA 80237
(Address of principal executive offices) (zip code)

Michael J. Sparks
(303) 292-1299
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,     .
X     Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 – Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
Not applicable
Item 1.02    Exhibit
Not applicable.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01    Resource Extraction Issuer Disclosure and Report
SSR Mining, Inc., a British Columbia corporation (“SSR Mining” or the "Company") is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). SSR Mining is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. SSR Mining's ESTMA report is available on the Company’s website at https://www.ssrmining.com/corporate_responsibility/, or on the Government of Canada’s website at https://natural-resources.canada.ca/minerals-mining/services-mining-industry/extractive-sector-transparency/links-estma-reports. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits Item 3.01    Exhibits

Exhibit Number	Description of Exhibit
2.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2024.
104	Cover Page Interactive Data File (embedded within the XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SSR Mining Inc.

By:	/s/ Michael J. Sparks
Name:	Michael. J. Sparks
Title:	Executive Vice President and Chief Financial Officer

Dated: June 13, 2025